

December 5, 2013

Via Email
Elon Musk
Chief Executive Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

Re: **Tesla Motors, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
Form 10-Q for Quarterly Period Ended September 30, 2013
Filed November 8, 2013
File No. 001-34756

Dear Mr. Musk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 69

1. Please include your policy for estimating residual values guaranteed to customers who finance their vehicles through your banking partners as a critical accounting policy. Include a discussion of the methodology and assumptions applied in determining the estimated residual amounts and the likelihood of materially different reported results if different assumptions or conditions were to exist.

Revenues, page 78

2. Please quantify the amount of vehicle service revenue included in vehicle, options and related sales and discuss any significant changes in the amount from the prior period as well as the factor(s) causing such changes. In addition, if management expects the introduction of the prepaid maintenance programs to have a material impact on the timing of recognizing service revenue, please discuss this change in trend and its expected impact on service sales.

Notes to Consolidated Financial Statements, page 98
Maintenance Programs

3. We note per page 12 of your Business section that you announced a prepaid maintenance program to include plans covering maintenance costs at either a fixed price per visit or unlimited visits. Please disclose your policy for accounting for both types of plans.

Form 10-Q for Quarterly Period Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

4. Please revise to disclose the number of units sold and the number delivered under resale value guarantee terms and accounted for as operating leases.

Liquidity and Capital Resources, page 32

5. We note that at the end of May 2013 you announced the significant expansion of your Supercharger network to include coverage on the U.S. west and east costs and around the rest of the country. Please discuss your expansion plan in more detail including the expected associated costs to achieve your goal.

Note 2. Summary of Significant Accounting Policies
Resale value guarantee, page 10

6. We note your disclosure that in April 2013 you began offering resale value guarantees on certain sales financed through your banking partners. We also note you account for such transactions as operating leases. With regard to measurement of expense during the term of the operating lease, you disclose that you depreciate the cost of the respective operating lease vehicles less the resale value guarantee amount to cost of automotive sales over the contractual term of the guarantee program. Please explain to us the basis under GAAP for your use of this method, in which the depreciable basis excludes the resale value guarantee amount and in which the depreciation rate is not based on the

useful life of the vehicles. In this regard, ASC 840-10-55-18 requires equipment to be depreciated following the manufacturer's normal depreciation policy.

7. We also note your disclosure that you will adjust your depreciation estimates as needed, if the resale value is projected to be lower in future periods. Please explain to us the basis under GAAP for your use of this method.

8. Please revise the presentation on your statements of operations to separately classify resale value guarantee sales as operating lease revenue and to separately present associated costs (depreciation) within cost of revenues.

9. Please confirm to us that in future periods you will separately quantify product sales revenue and associated cost of revenues related to previously delivered vehicles for which customers did not elect to sell vehicles back to you under the resale value guarantee.

10. Please revise your footnotes to include a table that rolls forward accounts related to resale value guarantee operating leases for all periods presented.

Form 8-K furnished November 5, 2013
Exhibit 99.1

11. We note the subheading of your third quarter shareholder letter cites non-GAAP gross margin and net income without also citing the most directly comparable GAAP measures. Please revise to present, with equal or greater prominence, results on a GAAP basis throughout your press releases. Refer to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

12. Page 10 of your third quarter shareholder letter includes a full non-GAAP income statement. Please revise to discontinue such presentation pursuant to question 102.10 of the C&DIs on non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief

cc: Mark B. Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.